UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2017

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17021 Aldine Westfield Road

Houston, Texas 77073

(Address of Principal Executive Offices)

(713) 439-8600

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Oil & Gas business (“GE O&G”) of General Electric Company (“GE”) entered into an offer letter and stay and win award letter with each of Derek Mathieson (Chief Commercial Officer for Baker Hughes Incorporated (“BHI”)) and Belgacem Chariag (President, Global Operations for BHI) on June 1 and June 2, 2017, respectively, which set forth the terms on which the executive would be employed by Baker Hughes, a GE company (“BHGE”), following the closing of the proposed transactions (the “Transactions”) to combine BHI with GE O&G. Each letter is contingent on the closing of the Transactions and ratification by the Board of Directors of BHGE, and each letter will become an obligation of BHGE on the closing of the Transactions.

Each letter includes a waiver by the executive of his rights pursuant to, and his release of all claims for any payments or benefits provided under, his existing change in control agreement with BHI and any other retention, severance or change in control payments or benefits to which he may be entitled under any plan, agreement or arrangement of BHI or BHGE (except for any rights he may have pursuant to the existing terms of his BHI equity awards, accelerated vesting of his accounts under the BHI supplemental retirement plan pursuant to the existing terms of such plan, and any payment pursuant to the change in control provision of the BHI Annual Incentive Compensation Plan for Employees). The Compensation Committee of the Board of Directors of BHI authorized these waivers.

Item 8.01. Other Events.

The following disclosures update the definitive proxy statement related to the Transactions filed by BHI on May 30, 2017 (the “Proxy Statement”) and the Registration Statement on Form S-4, effective May 30, 2017, filed by Bear Newco, Inc., to be renamed “Baker Hughes, a GE company” in connection with the closing of the Transactions.

Additional Interests of Baker Hughes’ Directors and Executive Officers in the Transactions

Additional Named Executive Officer

In the Golden Parachute Compensation disclosure and table (and in the tables in the footnotes thereto) beginning on page 123 of the Proxy Statement, Arthur Soucy, BHI’s President of Products and Technology, is identified as an executive officer who is not a named executive officer of BHI. Mr. Soucy is a named executive officer of BHI. As such, each such table is hereby amended by moving the row with information for Mr. Soucy to immediately below the row with information for Mr. Mathieson.

Because Mr. Soucy is a named executive officer of BHI, at the Special Meeting of BHI Stockholders to be held on June 30, 2017, BHI stockholders will be asked to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Mr. Soucy in connection with the Transactions, as disclosed in the Golden Parachute Compensation section, along with that of the other named executive officers of BHI.

The employment of Mr. Soucy will terminate on or shortly following the closing of the Transactions. Such termination will be treated as a termination without “cause” for purposes of Mr. Soucy’s change in control and equity award agreements. For information about the payments that Mr. Soucy will be entitled to receive in connection with such termination, and the conditions to such payments, see the “Additional Interests of Baker Hughes’ Directors and Executive Officers in the Transactions” section beginning on page 118 of the Proxy Statement.

Changes to Compensation Arrangements

As described above, GE O&G entered into an offer letter and stay and win award letter with each of Messrs. Mathieson and Chariag on June 1 and 2, 2017, respectively. On June 1, 2017, GE O&G also entered into an offer letter and stay and win award letter with each of Jack Hinton (Vice President, Health, Safety and Environment of BHI) and Will Marsh (Vice President and General Counsel of BHI). Each letter sets forth the terms on which the executive would be employed by BHGE following the closing of the Transactions. Each of the executives would report to Lorenzo Simonelli, the President and Chief Executive Officer of BHGE.

Each letter is contingent on the closing of the Transactions and ratification by the Board of Directors of BHGE and will become an obligation of BHGE on the closing of the Transactions.

The following table and the narrative below summarize the material terms of these letter agreements.

	Mr. Chariag	Mr. Mathieson	Mr. Marsh	Mr. Hinton
New Position	Chief Global Operations Officer	Chief Marketing and Technology Officer	Chief Legal Officer	Chief Health, Safety and Environment Officer
Base Salary	$780,000	$690,000	$625,000	$280,000
Target Annual Bonus (as % of base salary)	100%	100%	100%	70%
Target Annual LTI Value	$3,500,000	$2,425,000	$1,900,000	$500,000
Founders Equity Grant	$3,500,000	$2,425,000	$1,900,000	$500,000
Cash Retention Award	$2,250,000	$2,100,000	$1,500,000	$700,000

The founders equity grants would be made following the closing of the Transactions and would consist of equity awards with respect to shares of BHGE common stock (with restricted stock units comprising 75% of the grant and stock options comprising 25% of the grant). The awards would vest one-third on each of the first three anniversaries of the grant date. The cash retention awards would vest and become payable in three equal installments in January of 2018, 2019 and 2020.

Each stay and win award letter provides that, on termination of the executive’s employment without “cause” or due to his permanent “disability” (as such terms are defined in the letter) or death within three years after the closing of the Transactions, the executive would be entitled to the following (subject to his execution of a full release of claims):

•	full vesting of the restricted stock units that are a component of the founders equity grant (in addition, any outstanding restricted stock units granted by BHI in January 2017 would fully vest in accordance with the terms of the BHI award agreements);

•	a lump sum cash payment equal to the sum of any unpaid portion of the cash retention award plus 18 months of base salary (less any notice or severance payment required by law or other contract);

•	a lump sum cash payment equal to his target annual bonus, prorated for the portion of the performance period employed;

•	outplacement support valued at up to $30,000;

•	interest on these termination payments that are subject to a six-month delay pursuant to Section 409A of the Internal Revenue Code, calculated using the six-month London Interbank Offered Rate plus two percentage points (other than for Mr. Chariag); and

•	a gross-up of any “golden parachute” excise tax imposed on the executive under Section 4999 of the Internal Revenue Code (other than for Mr. Hinton).

Each letter includes a waiver by the executive of his rights pursuant to, and his release all claims for any payments or benefits provided under, his existing change in control agreement with BHI (in the case of Messrs. Chariag and Mathieson) or the applicable BHI change in control severance plan (in the case of Messrs. Marsh and Hinton) and any other retention, severance or change in control payments or benefits to which he may be entitled under any plan, agreement or arrangement of BHI or BHGE (except for any rights he may have pursuant to the existing terms of his BHI equity awards, accelerated vesting of his accounts under the BHI supplemental retirement plan pursuant to the existing terms of such plan, and any payment pursuant to the change in control provision of the BHI Annual Incentive Compensation Plan for Employees). The stay and win awards are also conditioned on the executive’s agreement to certain restrictive covenants.

In addition, each executive will be eligible to participate in BHGE’s Severance Plan, which will become effective on the closing of the Transactions. Under the plan, on an involuntary termination that is not due to unacceptable performance or a violation of BHGE rules or policies (including breach of any restrictive covenants), the executive will be entitled to continued payment of his base salary for a specified period (12 months for Messrs. Chariag, Mathieson and Marsh, and nine months for Mr. Hinton) and outplacement services with a company and in an amount and duration designated by BHGE. These severance benefits are conditioned on the executive’s execution and non-revocation of a separation agreement in a form acceptable to BHGE and compliance with any restrictive covenant entered into between the executive and BHGE and, except as otherwise provided by BHGE in its sole discretion, are subject to offset for any severance benefits payable to the executive under any law or other agreement between the executive and BHGE, including the stay and win award letters.

Updated Golden Parachute Compensation

The Golden Parachute Compensation table beginning on page 125 of the Proxy Statement describes and quantifies the amounts that will or may become payable to Messrs. Chariag and Mathieson in connection with the Transactions based on their existing change in control agreements with BHI and assuming that the Transactions had become effective on May 1, 2017 and that each of their employment had been terminated immediately after the closing by BHI without “cause” or each of them had resigned for “good reason”. Due to the changes to the compensation arrangements of Messrs. Chariag and Mathieson described above, we will be filing an amendment to this Form 8-K updating the Golden Parachute Compensation table to reflect such changes.

Directors of BHGE

The biography for Lynn L. Elsenhans beginning on page 235 of the Proxy Statement notes that Ms. Elsenhans is a member of the Board of Directors of Flowserve Corporation. Ms. Elsenhans did not stand for reelection as a director at the May 18, 2017 annual meeting of Flowserve Corporation and, accordingly, is not a member of the Board of Directors of Flowserve Corporation effective as of May 18, 2017. The biography of Ms. Elsenhans in the Proxy Statement is hereby amended by deleting the words “and Flowserve Corporation” where included therein.

Executive Officers of BHGE

On June 5, 2017, BHI and GE announced the executive team that will lead BHGE, effective on the closing of the Transactions, together with Lorenzo Simonelli and Brian Worrell, who will serve as President and Chief Executive Officer and Chief Financial Officer, respectively, as disclosed on page 241 of the Proxy Statement. The biographical information for the newly announced executive officers is set forth below.

Maria Claudia Borras (48)

Ms. Borras has been the Chief Commercial Officer for GE O&G since January 2015. She will serve as President & CEO, Oilfield Services for BHGE. Prior to joining GE O&G, Ms. Borras held several leadership positions with BHI, including President, Latin America Region from October 2013 to December 2014, President, Europe Region from August 2011 to September 2013, Vice President, Global Marketing from May 2009 to October 2011, Vice President, Centrilift Marketing from June 2007 to May 2009 and Area Manager for Venezuela, Ecuador and Colombia from January 2005 to June 2007 and Area Manager for Colombia, Ecuador, Peru and Mexico from January 2003 to December 2005. Ms. Borras began her career in the oil and gas industry in 1992 as a production engineer for Esso in Bogotá, Colombia.

Belgacem Chariag (54)

Mr. Chariag has been the President, Global Operations for BHI since May 2016. He will serve as Chief Global Operations Officer for BGHE. Prior to serving in his current role, Mr. Chariag was Vice President and Chief Integration Officer for BHI from January 2015 to April 2016. Previously, he was President, Global Products and Services for BHI. He served as President of BHI’s Eastern Hemisphere operations from May 2009 until October 2013. Before joining BHI, Mr. Chariag was Vice President, Health, Safety, Environment, and Security for Schlumberger from January 2008 until January 2009. At Schlumberger, he also served as President of the Well Services business line, Marketing Vice President for Europe, Caspian, and Africa and in a variety of leadership and management positions, including Managing Director in Egypt, East Africa, and the East Mediterranean and technical support and management positions in the US, Angola, Tunisia, the UAE and Qatar.

Rod Christie (55)

Mr. Christie has been the President & CEO, Turbomachinery Solutions for GE O&G since January 2016. He will serve as President & CEO, Turbomachinery & Process Solutions for BHGE. Prior to serving in his current role, Mr. Christie was the CEO, Subsea Systems & Drilling for GE O&G from May 2011 to December 2015. He previously served as President, GE Energy for Central & Eastern Europe, Russia and CIS from September 2004 to May 2011 and as General Manager – Energy Services Europe, GE Energy from 2002 to 2004. Prior to joining GE, Mr. Christie held various engineering, project management and business management roles with Scottish Hydro Electric (now Scottish and Southern Energy) from 1983 to 1999.

Matthias Heilmann (48)

Dr. Heilmann has been Chief Digital Officer, President & CEO, Digital Solutions for GE Oil & Gas since January 2016. He will serve as Chief Digital Officer, President & CEO, Digital Solutions for BHGE. Prior to joining GE, Mr. Heilmann was Global Head of Enterprise Software for ABB from June 2014 to January 2016. Prior to that, he served from 2012 to 2014 as Managing Partner for CounterPoint Capital Partners, LLC, and from 2005 to 2012 as Operating Partner for Platinum Equity, LLC in various leadership roles in technology, software, operations, and finance. Prior to these roles, he spent two years as a partner at Roland Berger Strategy Consultants in the Global Operations Practice, located in Germany. From 2000 to 2003, Dr. Heilmann worked at SAP as Vice President in various sales and business development roles. Dr. Heilmann started his career in 1996 with A.T. Kearney, Inc in Germany with subsequent assignments in the U.S.

William Marsh (54)

Mr. Marsh has served as the Vice President and General Counsel for BHI since February 2013. He will serve as Chief Legal Officer for BHGE. Before serving in his current role, he was Vice President of Legal, Western Hemisphere for BHI from May 2009 to February 2013. He held various executive, legal and corporate roles within BHI from 1998 to 2009, including Director of Enterprise Risk Strategies for BHI from March 2006 to May 2009. Prior to joining BHI in 1998, Mr. Marsh was a partner with the law firm of Ballard Spahr LLP representing clients in the areas of corporate, finance, and securities laws.

Derek Mathieson (47)

Dr. Mathieson has served as Chief Commercial Officer for BHI since May 2016. He will serve as the Chief Marketing and Technology Officer for BHGE. Prior to his current role, Dr. Mathieson was Vice President, Chief Technology and Marketing Officer for BHI from September 2015 to May 2016. His previous positions at BHI include Vice President, Chief Strategy Officer from January 2014 to December 2016, President, Western Hemisphere from December 2011 to October 2013, and President, Products and Technology from May 2009 to December 2011. He joined BHI in 2008 from WellDynamics Incorporated, where he served as Chief Executive Officer. His oil and gas career also includes roles at Shell Exploration & Production and Wood Group in the United Kingdom.

Neil Saunders (47)

Mr. Saunders has served as President & CEO, Subsea Systems & Drilling for GE O&G since January 2016. He will serve as President & CEO, Oilfield Equipment for BHGE. Prior to his current role, Mr. Saunders served as the Senior Vice President, Subsea Production Systems for GE O&G from November 2011 to January 2016. From July 2008 to October 2011, Neil served as Senior Vice President for Global Services, Drilling and Production. Prior to holding these roles Neil also served as Vice President for Global Services and Vice President UK, CE and Med for Vetco Gray. From June 2003 to November 2005, Mr. Saunders served as Vice President Aftermarket Division at ABB Offshore Systems. Mr. Saunders joined the Subsea Controls business in 1991 from British Aerospace, and held multiple engineering positions in the United Kingdom and United States between 1991 and 2003.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2017

BAKER HUGHES INCORPORATED

By:	/s/ Lee Whitley
	Name:	Lee Whitley
	Title:	Vice President and Corporate Secretary